Filed by: First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc. (Commission File No.: 001-39320)

The following client FAQs were made available by First Midwest Bancorp, Inc. on June 1, 2021:

Who is Old National and where are they located?

Like First Midwest, Old National is a well-established, well-run and trusted financial institution, with strong Midwestern values and deep client and community relationships going back nearly 190 years. Old National is headquartered in Evansville, Indiana and has $24 billion of assets, 2,400 employees and serves communities across Indiana, Kentucky, Michigan, Minnesota and Wisconsin.

Why Old National?

As the Board of Directors and executive management of First Midwest considered the company’s future, we selected Old National as our partner because we share similar philosophies of providing personalized service, being our customers’ most trusted financial partner and supporting the communities in which we live and work. Each of our organizations brings complementary solutions and capabilities that, combined, will bring more resources, talent and reach to our clients. Combined, we can offer customers access to deeper banking resources, a broader array of products and services and an expanded network of branches and ATMs across the Midwest.

How will this merger impact me?

This merger reinforces our shared commitment to relationship-focused banking and will add talented leadership and depth to our collective teams. It will also offer you an expanded set of products and services and an expanded number of locations at which to conduct business. We will maintain our local knowledge and decision making and become an even more important resource to the communities we serve. As the merger progresses, we will keep you informed of any new developments. These communications will also be posted at www.FirstMidwest.com/OldNationalPartnership.

Will the First Midwest name change?

After much thoughtful consideration, we have determined our combined organization will operate under the Old National Bancorp and Old National Bank names, with dual headquarters in Chicago and Evansville, Indiana. Until that time, we will continue to operate as separate organizations.

Will I be able to use Old National locations?

We anticipate that the merger will be completed in late 2021 or early 2022 and that the branch conversion will occur in the first part of 2022. First Midwest business cannot be conducted at Old National locations until the merger is complete. When the merger is complete, you will be able to conduct business at any of Old National’s convenient locations. For a branch locator, please visit https://www.oldnational.com/locations.

Will any branches close as a result of this merger?

Our intention with this merger is growth, and there is very minimal overlap in our branch footprint. A project team of representatives from both First Midwest and Old National will be assembled very soon to begin assessing the combined branch footprint. We will communicate any changes directly with stakeholders at the appropriate time and in accordance with regulatory requirements.

Will my point of contact change?

At this time, all of the First Midwest employees who have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will the platforms and logins I use change or be impacted?

There will be no immediate impact to your account. You can continue to use your normal login and preferred platforms to conduct business with us. We will be in touch if there are further changes.

When is the transition occurring? What disruption and change should I expect?

We expect the merger to be complete by late 2021 or early 2022 and branch conversion to occur in the first part of 2022. It is our priority to minimize any disruption to your service. Your business and trust in First Midwest are very important to us. We will be sure to communicate any expected changes with you directly.

Will my account number change?

At this time, your account number will remain the same. If there are any changes required, we will provide you with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks and deposit slips?

You may continue to use your same accounts, checks, and deposit slips at this time. We will make your transition as easy as possible and notify you in advance if your checks or deposit slips will require replacement.

What about my ATM or debit card?

You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, we will provide you with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?

At this time, all of the First Midwest employees who have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will lobby and drive-up hours remain the same?

Yes, at this time, all lobby and drive-up hours will remain the same.

Will I need to notify anyone about my automatic payments or direct deposits?

Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?

Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?

You will continue to earn interest on these accounts as you have in the past.

Will my loan payments continue as before?

Yes. Please continue to make your loan payments to First Midwest Bank or as previously instructed. Loan payments cannot be made at Old National branches until the merger is complete.

Who should I call with questions about FDIC insurance?

Your deposit will continue to be subject to FDIC insurance coverage. If you have questions about the FDIC insurance for your accounts, please call your local First Midwest Bank branch manager or relationship manager.

Who should I call if I have additional questions?

If you have additional questions regarding the transaction, please call your local First Midwest Bank branch manager or relationship manager.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of first midwest and old national and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.